Exhibit 99.1

December 1, 2014

Iao Kun Group Holding Company Limited Announces Third Quarter and Nine Months 2014 Financial Results

Iao Kun Group Holding Company Limited (“IKGH”) (IKGH), which operates through its subsidiaries and related promotion entities that act as VIP room gaming promoters and collaborator, today announced unaudited financial results for the three and nine months ended September 30, 2014. All currency amounts are stated in United States dollars.

Third Quarter 2014 and Subsequent Highlights

•	Rolling Chip Turnover (a metric used by casinos to measure the aggregate amount of players’ bets and overall volume of VIP gaming room business transacted, which is further defined below) for the three months ended September 30, 2014 was $4.3 billion, an increase of 5% compared to $4.1 billion for the three months ended September 30, 2013.

•	Net loss, including the change in fair value of contingent consideration of $7.0 million related to the King’s Gaming, Bao Li Gaming and Oriental VIP Room acquisitions, was $12.2 million, or $(0.20) per share, in the third quarter of 2014 compared to net income of $6.9 million, or $0.11 per share (fully diluted), in the same period of 2013.

•	Non-GAAP loss, which is operating loss before amortization of intangible assets and the change in fair value of contingent consideration related to the acquisitions of King’s Gaming, Bao Li Gaming and Oriental VIP Room, was $1.1 million, or $(0.02) per share, for the three months ended September 30, 2014 as compared to non-GAAP income of $10.1 million, or $0.16 per share (fully diluted), for the three months ended September 30, 2013.

•	In July 2014, the Hong Kong Stock Exchange completed its initial three-day review of the Company’s Form A1 application and the application was accepted for detailed vetting.

Third Quarter 2014 Results

For the three months ended September 30, 2014, IKGH recorded revenue of $51.9 million, a 15% decrease from the same period of 2013, primarily due to: (i) a win rate of 2.53% for the three months ended September 30, 2014 (below the statistical average win rate range), compared to a win rate of 3.18% for the three months ended September 30, 2013; (ii) slower revenue growth of VIP baccarat compared to the overall growth of gaming revenue in Macau; and (iii) the economic downturn and tightening of credit in mainland China, from where the majority of IKGH’s VIP gaming patrons reside.

The decrease in net income for the three months ended September 30, 2014 was caused by lower revenue, a net increase to the contingent consideration liability for Bao Li Gaming and the Oriental VIP Room, due primarily to an increase in the forecasted Rolling Chip Turnover performance based on past performance, and higher commissions as a result of a higher commission rate offered to non-credit agents. IKGH also incurred higher selling, general and administrative expenses for the three months ended September 30, 2014, primarily due to additional costs associated with IKGH’s application to list on the Hong Kong Stock Exchange and additional VIP gaming room costs, including additional gaming table rental costs for the Oriental VIP Room.

“In the third quarter, we continued to be affected by a low win rate and a slowdown in growth in VIP baccarat, despite our Rolling Chip Turnover improving from the prior-year quarter,” said Mr. Man Pou Lam (Mr. Lam), Chairman of IKGH. “In terms of our listing application, we continue to work closely with the Hong Kong Stock Exchange. At the same time, we remain committed to expanding our presence and market share in the Macau VIP gaming market while continuing to prudently manage our capital to create long-term value for our shareholders.”

Nine Month 2014 Highlights

•	Rolling Chip Turnover for the nine months ended September 30, 2014 was $13.8 billion, an increase of 9% compared to $12.7 billion for the nine months ended September 30, 2013.

•	Net loss, including the change in fair value of contingent consideration of $62.7 million related to the King’s Gaming, Bao Li Gaming and Oriental VIP Room acquisitions, was $65.8 million, or $(1.09) per share, in the nine months ended September 30, 2014 compared to net income of $10.9 million, or $0.22 per share (fully diluted), in the same period of 2013.

•	Non-GAAP income, which is operating income before amortization of intangible assets and the change in fair value of contingent consideration related to the acquisitions of King’s Gaming, Bao Li Gaming and Oriental VIP Room, was $9.2 million, or $0.15 per share (fully diluted), for the nine months ended September 30, 2014 compared to $34.5 million, or $0.69 per share (fully diluted), for the nine months ended September 30, 2013.

Outlook for 2014

For the first ten months of 2014, IKGH’s Rolling Chip Turnover was US$14.84 billion (an average of $1.48 billion per month), up 5% year-over-year, compared to US$14.19 billion (an average of $1.42 billion per month) for the first ten months of 2013.

The Company is adjusting its 2014 Rolling Chip Turnover guidance for its five existing VIP rooms in Macau to between US$16.8 billion and US$17.5 billion, from its previous guidance of between US$17 billion and US$19 billion.

Conference Call and Replay Information

IKGH will conduct a conference call to discuss the financial results today at 8:30AM EST/9:30PM Macau. To participate, please dial one of the following numbers at least 10 minutes prior to the scheduled start of the call:

1-888-572-7034 (United States/Canada)
10-800-714-0940 (North China)
10-800-140-0915 (South China)
800-968-149 (Hong Kong)
800-101-1739 (Singapore)
0800-404-7655 (United Kingdom)
1-719-325-2448 (Other International)

Interested parties may also access the live call on the Internet at www.ikghcl.com (select Events and Presentations). Following its completion, a replay of the call can be accessed on the Internet at the above link or for one week by calling either 1-877-870-5176 (U.S. callers) or 1-858-384-5517 (International callers) and providing conference ID 6239972.

Definition of Rolling Chip Turnover

Rolling Chip Turnover is used by casinos to measure the volume of VIP business transacted and represents the aggregate amount of non-negotiable chips players purchased. Bets are wagered with “non-negotiable chips” and winning bets are paid out by casinos in so-called “cash” chips. “Non-negotiable chips” are specifically designed for VIP players to allow casinos to calculate the commission payable to VIP room gaming promoters and collaborator. Commissions are paid based on the total amount of “non-negotiable chips” purchased by each player. VIP room gaming promoters therefore require the players to “roll,” from time to time, their “cash chips” into “non-negotiable” chips for further betting (hence the term “Rolling Chip Turnover”). Through the promoters, “non-negotiable chips” can be converted back into cash at any time. Betting using rolling chips, as opposed to using cash chips, is also used by the DICJ to distinguish between VIP table revenue and mass market table revenue.

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All IKGH VIP rooms are on a revenue sharing remuneration model. On a win/loss split basis, the VIP room gaming promoter and collaborator receive an agreed percentage of the “win” in the VIP gaming room (plus certain incentive allowances), and is required to also bear the same percentage of losses that might be incurred.

About Iao Kun Group Holding Company Limited

IKGH is a holding company which operates through its subsidiaries and related promotion entities that act as VIP room gaming promoters and collaborator, and is entitled to receive all of the profits of the VIP gaming promoters and collaborator from VIP gaming rooms. IKGH’s VIP room gaming promoters and collaborator currently participate in the promotion of five major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world. One VIP gaming room is located at the top-tier 5-star hotel, the StarWorld Hotel & Casino in downtown Macau, and another is located in the luxury 5-star hotel, the Galaxy Macau™ Resort in Cotai, each of which is operated by Galaxy Casino, S.A. Additional VIP gaming rooms are located at the Sands Cotai Central and City of Dreams Macau, both in Cotai, and Le Royal Arc Casino, located in NAPE, Downtown Macau.

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of IKGH’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The gaming industry is characterized by an element of chance. Theoretical win rates for IKGH’s promotion entities’ VIP gaming room operations depend on a variety of factors, some beyond their control. In addition to the element of chance, theoretical win rates are also affected by other factors, including gaming patrons’ skill and experience, the mix of games played, the financial resources of gaming patrons, the spread of table limits, the volume of bets placed by IKGH’s promotion entities’ gaming patrons and the amount of time gaming patrons spend on gambling — thus VIP gaming rooms’ actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause their quarterly results to be volatile. These factors, alone or in combination, have the potential to negatively impact the VIP gaming rooms' win rates. Investors and potential investors should consult all of the information set forth herein and should also refer to the risk factors set forth in IKGH’s Annual Report on Form 20-F filed in April 2014, and other reports filed or to be filed from time-to-time with the Securities and Exchange Commission.

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IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

(Unaudited)

	For the Three Months	For the Three Months	For the Nine Months	For the Nine Months
	Ended	Ended	Ended	Ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Revenue from VIP Gaming Operations	$51,916,783	$60,961,364	$181,549,165	$186,624,728
Total Revenues	51,916,783	60,961,364	181,549,165	186,624,728
Expenses
- Commission to Junket Agents	47,136,322	45,345,247	151,635,092	135,737,508
- Selling, General and Administrative Expenses	5,485,447	5,102,606	19,346,110	15,084,137
- Special Rolling Tax	432,097	411,952	1,376,062	1,267,746
- Amortization of Intangible Assets	4,093,158	4,118,058	12,274,409	9,095,512
Total Expenses	57,147,024	54,977,863	184,631,673	161,184,903
Operating (loss) income attributable to ordinary shareholders before change in fair value of contingent consideration	(5,230,241)	5,983,501	(3,082,508)	25,439,825
Change in Fair Value of Contingent Consideration for the Acquisitions of King's Gaming, Bao Li Gaming and Oriental VIP Room	(7,018,014)	945,943	(62,701,703)	(14,535,257)
Net (Loss) Income Attributable to Ordinary Shareholders	(12,248,255)	6,929,444	(65,784,211)	10,904,568
Other Comprehensive (Loss) Income
Foreign Currency
- Translation Adjustment	(407,653)	38,762	(325,948)	(124,944)
Total Comprehensive (Loss) Income	$(12,655,908)	$6,968,206	$(66,110,159)	$10,779,624
Net (Loss) Income Per Share
Basic	$(0.20)	$0.11	$(1.09)	$0.22
Diluted	$(0.20)	$0.11	$(1.09)	$0.22
Weighted Average Shares Outstanding
Basic	61,056,662	60,959,765	60,574,745	50,270,031
Diluted	61,056,662	61,081,232	60,574,745	50,470,947

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IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

	September 30, 2014	December 31, 2013
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$13,880,505	$7,563,097
Accounts Receivable, Net	15,147,073	5,182,352
Markers Receivable	194,069,619	242,350,301
Prepaid Expenses and Other Assets	347,390	502,017
Total Current Assets	223,444,587	255,597,767
Intangible Assets (net of accumulated amortization of $37,959,997 and $25,739,786 at September 30, 2014 and December 31, 2013, respectively)	125,880,077	138,336,945
Goodwill	17,728,529	17,754,136
Property and Equipment (net of accumulated depreciation of $94,365 and $38,654 at September 30, 2014 and December 31, 2013, respectively)	363,949	116,419
Other Assets	23,393	23,423
TOTAL ASSETS	$367,440,535	$411,828,690
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Lines of Credit Payable	$55,236,993	$42,670,573
Accrued Expenses	14,177,490	15,701,756
Declared Dividend Payable	1,539,260	-
Bao Li Gaming Acquisition-Contingent Purchase Price Obligation	25,065,368	16,837,500
King's Gaming Acquisition-Contingent Purchase Price Obligation	-	9,000,000
Oriental VIP Room Acquisition-Contingent Purchase Price Obligation	2,875,000	21,650,051
Loan Payable, Shareholders, current	5,871,683	5,809,075
Total Current Liabilities	104,765,794	111,668,955
Bao Li Gaming Acquisition-Contingent Purchase Price Obligation, net of current portion	19,231,052	16,189,550
Oriental VIP Room Acquisition-Contingent Purchase Price Obligation, net of current portion	42,094,695	14,878,218
Total Liabilities	166,091,541	142,736,723
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
Preferred Shares, $0.0001 par value Authorized 1,150,000 shares; none issued	-	-
Ordinary Shares, $0.0001 par value, Authorized 500,000,000 shares; 59,202,314 and 59,306,824 issued and outstanding at September 30, 2014 and December 31, 2013, respectively.	5,919	5,930
Additional Paid-in Capital	126,235,778	126,329,321
Retained Earnings	74,946,914	142,270,385
Accumulated Comprehensive Income	160,383	486,331
Total Shareholders' Equity	201,348,994	269,091,967
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$367,440,535	$411,828,690

Cash Flow Information

(in thousands)

	For the nine months
	ended
	September 30,
	2014	2013

Net cash provided by operating activities	$58,559	$54,547
Net cash used in investing activities	(304)	(10,065)
Net cash used in financing activities	(52,124)	(33,475)
Net increase in cash and cash equivalents	$6,131	$11,007

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Non-GAAP Financial Measures

Our calculation of Non-GAAP income (operating income before amortization of intangible assets and change in fair value of contingent consideration) and Non-GAAP EPS for the three and nine months ended September 30, 2014 and 2013 differs from EPS based on net income because it does not include amortization of intangible assets and change in fair value of contingent consideration. We use this information internally in evaluating our operations and believe this information is important to investors because it provides users of our financial information with additional useful information in evaluating operating performance for the periods and is more consistently comparable to the prior periods. Notwithstanding the foregoing, Non-GAAP income and EPS should not be considered an alternative to, or more meaningful than, net income and EPS as determined in accordance with GAAP. The following is a reconciliation of our unaudited net income to Non-GAAP income and GAAP EPS to our Non-GAAP EPS:

	For the	For the
	Three	Three	For the Nine	For the Nine
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	September	September	September	September
	30, 2014	30, 2013	30, 2014	30, 2013

Net (Loss) Income attributable to ordinary shareholders	$(12,248,255)	$6,929,444	$(65,784,211)	$10,904,568
Amortization of intangible assets	4,093,158	4,118,058	12,274,409	9,095,512
Change in fair value of contingent consideration	7,018,014	(945,943)	62,701,703	14,535,257
Non-GAAP (loss) income (before amortization of intangible assets and change in fair value of contingent consideration)	$(1,137,083)	$10,101,559	$9,191,901	$34,535,337
Weighted Average Shares Outstanding
Basic	61,056,662	60,959,765	60,574,745	50,270,031
Diluted	61,056,662	61,081,232	60,841,526	50,470,947

	For the Three Months Ended		For the Three Months Ended
	September 30, 2014		September 30, 2013
	Basic	Fully Diluted	Basic	Fully Diluted

(Loss) Income per share attributable to ordinary shareholders	$(0.20)	$(0.20)	$0.11	$0.11
Amortization of intangible assets	0.07	0.07	0.07	0.07
Change in fair value of contingent consideration	0.11	0.11	(0.02)	(0.02)
Non-GAAP (Loss) earnings per share (before amortization of intangible assets and change in fair value of contingent consideration)	$(0.02)	$(0.02)	$0.16	$0.16

	For the Nine Months Ended		For the Nine Months Ended
	September 30, 2014		September 30, 2013
	Basic	Fully Diluted	Basic	Fully Diluted

(Loss) Income earnings per share attributable to ordinary shareholders	$(1.09)	$(1.08)	$0.22	$0.22
Amortization of intangible assets	0.20	0.20	0.18	0.18
Change in fair value of contingent consideration	1.04	1.03	0.29	0.29
Non-GAAP Earnings per share (before amortization of intangible assets and change in fair value of contingent consideration)	$0.15	$0.15	$0.69	$0.69

•	Investment & Company Information

•	Finance

Contact:

Iao Kun Group Holding Company Limited
James Preissler, +1 646-450-8808
preissj@ikghcl.com

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